January 6, 2023
+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenn Do
Kevin Vaughn
Lauren Hamill
Tim Buchmiller

Re:	Imara Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 19, 2022
File No. 333-268300

Ladies and Gentlemen:

On behalf of Imara Inc. (the “Company”), we are responding to the comments contained in a letter, dated December 29, 2022 (the “Letter”) from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Ballal, Ph.D., the Company’s President and Chief Executive Officer, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently filing Amendment No.2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s comments as set forth in the Letter have been reproduced and italicized herein. The responses are keyed to the numbering of the comments and the headings used in the Letter. Unless otherwise indicated, the page references in the reproduction of the Staff’s comments refer to the Registration Statement, and the page references in the response refer to the Amended Registration Statement. The responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing     Berlin     Boston     Brussels     Denver     Frankfurt     London     Los Angeles     New York     Palo Alto     San Francisco     Washington

January 6, 2023 Page 2

Amendment No. 1 to Registration Statement on Form S-4 filed December 19, 2022

Litigation Related to the Merger, page 25

1.	We have the following comments with respect to the litigation you disclose in this section.

•	In an appropriate place, please revise to describe the relief sought.

•

Please tell us your consideration of adding a risk factor discussing the litigation related to the Merger, including whether such litigation could prevent the merger from becoming effective, or from becoming effective within the intended timeframe.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures on page 25 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on page 35 of the Amended Registration Statement to add a risk factor in response to the Staff’s comment.

Background of the Merger, page 168

2.

We note your response to prior comment 11, which we reissue with respect to the third bullet. Please further revise this section to discuss how Imara’s management and advisors conducted corporate, technical, scientific and industry due diligence on Enliven and other companies.

Response:	The Company respectfully advises the Staff that it has revised the disclosures on pages 171, 174, 175 and 176 of the Amended Registration Statement in response to the Staff’s comment.

Other Factors, page 187

3.	We note your response to prior comment 14, which we reissue in part.

•

Your disclsoure in the penultimate paragraph in this section states that SVB Securities compared adjusted equity valuations to the proposed Enliven valuation of $324.6 million and also compared the resulting implied exchange ratio of 0.5885x-3.1924x to the exchange ratio. Please revise to state any conclusions SVB Securities reached regarding Enliven’s valuation and the exchange ratio based on the results of these comparisons.

•	Additionally, please further revise to specify the number of companies that SVB Securities excluded from its comparable company analysis that generally met the selection criteria.

January 6, 2023 Page 3

Response:	With respect to bullets 1 and 2, the Company respectfully advises the Staff that it has revised the disclosure on page 189 of the Amended Registration Statement in response to the Staff’s comment.

Certain Unaudited Financial Projections, page 188

4.

We acknowledge the additional information provided in your response to prior comment 15 but continue to believe that your presentation could provide investors with additional material disclosure in order to evaluate the reasonableness of the Financial Projections.

•

Refer to bullet 2 of the prior comment, which we reissue in part. In regard to the net sales and operating income projected amounts, please specifically address the growth rates underlying your projections. In regard to the length of the projections, please disclose whether, and if so how, the forecasts reflect more than simple assumptions about growth rates. Additionally, revise your narrative disclosure to describe and quantify key factors underlying significant year-to-year changes in revenues.

•

Refer to bullet 3 of the prior comment, which we reissue in part. Specifically explain how management and the Board determined that the projections are reasonable, particularly in light of the extensive length of the forecasts and since Enliven is a clinical stage company with limited operations and no approved products.

•

We note you assume U.S. regulatory approval of ELVN-001 and ELVN-002 in 2027 and 2028, respectively. You also appear to assume foreign regulatory approval. Please revise to explain how you arrived at the probability of regulatory approval in the U.S. and in any foreign jurisdiction and why you applied the same regulatory success rate for each of the pre-commercialization products.

•

We note that the Financial Projections assume net sales of ELVN-001 and ELVN-002 both in the U.S. and “outside of the United States.” Please revise to identify the other principal target markets where you have assumed regulatory approval, including the assumed approval date in each jurisdiction. Provide a breakdown of forecasted non-U.S. revenues by product for each principal market.

•

You now state on page 191 that Imara management did not independently incorporate specific assumptions regarding the market opportunity for the product candidates. Notwithstanding, for each product candidate, please revise to disclose whether the financial forecasts prepared by Enliven included assumptions related to the length of time from regulatory approval to commercial availability of each product in each principal target market, assumptions about market acceptance/penetration rates, specific market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections. Explain how any such assumptions were determined, and explain the basis for assuming growth rates over an extended period of time.

January 6, 2023 Page 4

•

We note the Financial Projections “reflect a blended probability of success” for both ELVN-001 and ELVN-002. Explain to us the extent to which you have considered providing separate forecasted financial information for each product candidate based on their stage of development, particularly since actual results will differ materially if one or both of the product candidates are not approved.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures on pages 193-194 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on page 180 and on pages 192-194 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosures on pages 193-194 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 4, the Company respectfully advises the Staff that it has revised the disclosures on pages 193-194 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 5, the Company respectfully advises the Staff that it has revised the disclosures on pages 192-194 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 6, the Company respectfully advises the Staff that it has revised the disclosures on pages 192-195 of the Amended Registration Statement in response to the Staff’s comment.

In addition, the Company respectfully advises the Staff that it has added a new risk factor on pages 35-36 of the Amended Registration Statement that addresses certain risks associated with the financial projections.

Our Team and Investors, page 294

5.

We note your response to prior comment 19. Please further revise this section to discus in greater detail the material terms of the consulting agreements with your scientific advisors referenced on page 295. Describe the parties’ rights and obligations, payment terms, including the amounts of equity and cash compensation paid or to be paid, and termination provisions. In addition, please file the agreements as exhibits or provide an analysis explaining why they should not be filed pursuant to Regulation S-K, Item 601(b)(10).

January 6, 2023 Page 5

Response:	The Company respectfully advises the Staff that it has revised the disclosures on page 299 to describe the consulting agreement between Enliven and Richard Heyman, Ph.D., who is a member of Enliven’s board of directors, and Dr. Heyman’s compensation as a member of Enliven’s board of directors, and filed the consulting agreement as Exhibit 10.5 to the Amended Registration Statement.

The Company respectfully advises the Staff that it does not believe Enliven’s consulting agreements with its scientific advisors are material (in amount or significance) to Enliven’s business. The agreements do not provide for rights or obligations, such as payment obligations, that are material to Enliven, and Enliven may terminate each agreement without penalty upon written notice of a specified number of days in advance of termination. Moreover, Enliven is not substantially dependent on any one of these agreements or any individual member of its scientific advisory board. If one or more members were to leave the scientific advisory board, Enliven could either replace them, if necessary or desirable, or rely on the remaining members of the scientific advisory board. In addition, these consulting agreements were made in the ordinary course of business pursuant to which the individual provides advisory services to Enliven associated with research and development and strategic matters. Consulting agreements with scientific advisors are one type of agreement that ordinarily accompanies the kind of business conducted by Enliven and other biopharmaceutical companies. For these reasons, the Company has not described the terms of the agreements in, or filed these agreements with, the Amended Registration Statement, except for the agreement with Richard Heyman, Ph.D., as noted above.

Our Programs, page 299

6.

We note your response to prior comment 20, which we reissue with respect to the first bullet. We note that there are still numerous instances throughout this section where information presented in your tables and figures appears to be printed in much smaller type than the surrounding text. Even with enhanced pixilation, such text is not easily legible. Please revise the formatting in your graphics to use font size that is clearly readable without the need for magnification.

January 6, 2023 Page 6

Response:	The Company respectfully advises the Staff that it has revised the figures throughout this section of the Amended Registration Statement in response to the Staff’s comment.

Summary of Our Preclinical Results, page 310

7.

We reissue the second bullet of prior comment 22 to the extent that you have not disclosed all serious adverse events that were deemed study related. In this regard, we note that you have disclosed a non-exhaustive list of adverse findings from toxicity studies of ELVN-001 and ELVN-002 on pages 316 and 335. It may be useful to provide this disclosure in tabular form.

Response:

The Company respectfully advises the Staff that it has disclosed all serious adverse events that were deemed study related for all studies described in the Amended Registration Statement. The Company believes that it has provided all material information relating to its GLP toxicity studies of ELVN-001 and ELVN-002. The Company believes that its existing disclosure clearly and sufficiently convey this information and respectfully advises the Staff that it does not believe that, in this context, adding disclosure in a tabular form is necessary.

***

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, Ph.D., Imara Inc.
Stephen M. Migausky, Imara Inc.

Joseph B. Conahan, Wilmer Cutler Pickering Hale and Dorr LLP
Mark Nylen, Wilmer Cutler Pickering Hale and Dorr LLP
Stephanie L. Leopold, Wilmer Cutler Pickering Hale and Dorr LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Ishii, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Rich Mullen, Wilson Sonsini Goodrich & Rosati, P.C.